SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549



                            FORM 11-K



             Annual Report Pursuant to Section 15(d)
             of the Securities Exchange Act of 1934


        As of December 31, 2000 and December 31, 1999 and for the year ended December 31, 2000

                  Commission file number 1-1373



         A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                  MODINE 401(K) RETIREMENT PLAN
                     FOR SALARIED EMPLOYEES


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  MODINE MANUFACTURING COMPANY
        1500 DeKoven Avenue, Racine, Wisconsin 53403-2552















           An Exhibit index appears at page 18 herein.

                  MODINE 401(K) RETIREMENT PLAN
                     FOR SALARIED EMPLOYEES

   INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND
                            EXHIBITS
                        ----------------


                                                                  Pages
                                                                  -----
Report of Independent Accountants

FINANCIAL STATEMENTS:                                                 3

   Statement of net assets available for benefits
   as of December 31, 2000 and December 31, 1999                      4

   Statement of changes in net assets available for benefits
   for the year ended December 31, 2000                               5

   Notes to financial statements                                   6-14

SUPPLEMENTAL SCHEDULES:

   Schedule H, Line 4i - Schedule of assets held for
   investment purposes as of December 31, 2000                       16

   Schedule H, Line 4j - Schedule of reportable transactions
   for the year ended December 31, 2000                              17

Exhibits to Annual Report on Form 11-K                               18

Signatures                                                           19



NOTE:   Supplemental schedules required by the Employee Retirement
----
        Income Security Act of 1974 that have not been included herein are not applicable.

                Report of Independent Accountants

To the Participants and Administrator of Modine 401(K) Retirement Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Modine 401(K) Retirement Plan For Salaried Employees (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 2000 and Reportable Transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s/PricewaterhouseCoopers LLP

June 6, 2001
Chicago, Illinois

                  MODINE 401(K) RETIREMENT PLAN
                     FOR SALARIED EMPLOYEES

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFTIS

             December 31, 2000 and December 31, 1999




                                            2000           1999
                                            ----           ----
ASSETS
------

Cash                                     $         -      $    6,470

Investments                               16,251,878       9,343,524

Participant loans                            209,355          79,054
                                         -----------      ----------

    Total investments                     16,461,233       9,429,048
                                         -----------      ----------

Receivables:
 Employer contributions                       125,035         120,052
 Participant contributions                    185,441         178,157
 Accrued investment income                          -          24,631
 Accrued dividends                              1,549             541
                                          -----------      ----------

    Total receivables                         312,025         323,381
                                          -----------      ----------

Net assets available for benefits         $16,773,258      $9,752,429
                                          ===========      ==========



The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                     FOR SALARIED EMPLOYEES

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              for the year ended December 31, 2000


Additions:
  Investment income (loss):
    Net depreciation in fair value of investments        ($ 1,807,468)
    Interest                                                   12,815
    Dividends                                                  50,487
                                                         ------------
      Total investment loss                                (1,744,166)
                                                         ------------
  Contributions:
    Participant                                             5,659,694
    Employer                                                3,775,439
    Rollover contributions                                    238,035
                                                         ------------
      Total contributions                                   9,673,168
                                                         ------------
  Transfers                                                    43,782
                                                         ------------
         Total additions                                    7,972,784
                                                         ------------

Deductions:
  Distributions to participants                               949,055
  Administrative costs                                          2,900
                                                         ------------
         Total deductions                                     951,955
                                                         ------------
  Net increase in net assets available
    for benefits                                            7,020,829

Net assets available for benefits:
  Beginning of year                                         9,752,429
                                                         ------------
  End of year                                             $16,773,258
                                                         ============


    The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                     FOR SALARIED EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS

1. Description of Plan
   -------------------

   The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   A. General
      -------

      The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company, "the Company", who have one hour of service. Eligible employees who elect to participate are referred to as "Participants". The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. Contributions
      -------------

      Plan Participants enter into a salary reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight investment alternatives. Participants may contribute up to 15% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

      The Company currently makes matching contributions equal to 75% of employee contributions up to 10% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contribution is invested directly in the Modine Company Stock Fund.

      Participant and Company contributions are subject to certain statutory limitations.

   C. Participant Accounts
      --------------------

      Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated (charged) to the individual Participant accounts based on each Participant's share of fund investments.

   ------------------------------

   D. Vesting
      -------

      Each Participant is 100% vested in their Plan account.  A
      Participant's vested account may not be forfeited or refunded, except to meet anti-discrimination requirements.

   E. Investment Options
      ------------------

      The investment funds listed below have been established for the investment of Plan assets. Participants are allowed to invest their contributions in 1% increments in eight different funds.
      With the exception of the Modine Company Stock Fund and the Marshall Money Market Fund, each of the funds is a mutual fund.
      A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

      Investment Fund           Primary Investments
      ------------------------------------------------------------------------
      Marshall Money Market     Short-term, higher-quality securities,
      Fund                      including U.S. Government Securities,
                                commercial paper, certificates of
                                deposit and bankers' acceptances.

      M&I Diversified           Primarily investment-grade domestic bond funds
      Income Fund               with a maximum of 30% of its assets invested
                                in equity securities to achieve a total
                                investment return through production of income and secondarily from capital appreciation.

      M&I Growth Balanced       50 - 70% of its assets are invested in equity
      Fund                      securities to achieve a total investment
                                return from income and capital appreciation.

      M&I Diversified Stock     90 - 100% of its assets are invested in equity
      Fund                      securities to achieve a total investment
                                return primarily from capital appreciation and secondarily from income.

      Vanguard Index Trust      Substantially the same percentages of
      500 Portfolio Fund        common stocks as the Standard & Poor's 500
                                Composite Stock Price Index.

      Managers Special          Securities of companies with small to
      Equity Fund               medium market capitalizations that have
                                potential for superior growth of earnings.

      American Century 20th     Primarily invests in common stock of foreign
      Century International     companies that meet certain fundamental and
      Growth Investment Fund    technical standards and have potential for
                                capital appreciation.

      Modine Company Stock Fund Modine Common Stock
      ------------------------------------------------------------------------

   --------------------

      All Participant contributions may be transferred or reinvested without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Modine Company Stock Fund and must remain in that fund until age 59 1/2.

   F. Participant Loans
      -----------------

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsely Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

   G. Distributions
      -------------

      If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balance and age restrictions as provided by the Plan.

   H. Withdrawals
      -----------

      The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59 1/2 or in the event of retirement, death, disability, termination or financial hardship. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

   I. Administrative Expenses
      -----------------------

      Significant expenses of administering the Plan are borne by the Company.

   J. Trustee
      -------

      As of December 31, 2000 and 1999, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsely Trust
      Company, Milwaukee, Wisconsin.

   --------------------

   K. Anti-Discrimination Requirements
      --------------------------------

      The plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in Section 401(k) and Section 401(m) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   A. Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

   B. Investment Valuation
      --------------------

      Investment in the Modine Company Stock Master Trust Fund (Master Trust), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:


                      December 31, 2000    December 31, 1999
                      -----------------    -----------------

        Units              295,820             145,958
        Market Price    $6,648,384          $3,800,577

      Investments held in the other seven funds are stated at the market value of units held by the Plan as of the last trading day of the period.

      Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

   ------------------------------------------

   C. Security Transactions and Related Investment Income
      ---------------------------------------------------

      Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

   D. Net Appreciation (Depreciation) in Fair Value of
      ------------------------------------------------
      Investments
      -----------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   E. Contributions
      -------------

      Both Participant and Company contributions are recorded and transferred to the trustee within two weeks of the date the Participant contributions are withheld from the Participant's compensation.

   F. Withdrawals and Distributions
      -----------------------------

      Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

   G. Use of Estimates
      ----------------

      Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments
   -----------

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                         December 31, 2000   December 31, 1999
                                         -----------------   -----------------

   M&I Diversified Stock Fund, 36,087
      and 19,626 units, respectively           980,318             556,152

   M&I Growth Balanced Fund, 40,692
      units                                    872,243                  --

   Vanguard Index Trust 500 Portfolio
      Fund, 34,503 and and 19,455
      units, respectively                    4,204,485           2,632,876

   Managers Special Equity Fund,
      20,782 and 8,733 units,
      respectively                           1,596,045             798,383

   American Century 20th Century
      International Growth
      Investment Fund, 119,015 and
      54,434 units, respectively             1,300,829             814,875

   Investment in Modine Company
      Stock Master Trust Fund, 295,820
      and 145,958 units, respectively        6,648,384*          3,800,577*

     * Participant and non-participant directed

   During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($1,807,468) as follows:

      Mutual Funds                           ($  737,175)

      Master Trust Investment Loss            (1,070,293)
                                             ------------
                                             ($1,807,468)
                                             ============

4. Master Trust Information
   ------------------------

   The Plan's allocated share of the Master Trust's net assets at December 31, 2000 and 1999 is:

                                                   Plan's Share of Master
                                                     Trust's Net Assets
                                                     ------------------
                                                     2000           1999
                                                     ----           ----
      Modine Company Stock Master Trust Fund        52.87%         52.09%

   ------------------------

   The following assets are held in the Modine Company Stock
   Master Trust Fund at December 31, 2000 and December 31, 1999:

                                          2000            1999
                                          ----            ----
     Modine Common Stock              $12,223,576      $7,028,545
     Receivables, net                       2,425           1,269
     Cash and cash equivalents            354,426         265,894
                                      -----------      ----------
      Total                           $12,580,427      $7,295,708
                                      ===========      ==========


   Investment income (loss) for the Modine Company Stock Master
   Trust Fund for the year ended December 31, 2000 is as follows:

     Net depreciation in fair value          $(2,493,241)
       of Modine Common Stock
     Interest                                     26,116
     Dividends                                   443,168
                                             -----------
      Total                                  $(2,023,957)
                                             ===========

5. Nonparticipant -Directed Investments
   ------------------------------------

   The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                      December 31, 2000   December 31, 1999
                                      -----------------   -----------------
     Net Assets:

       Common Stock                       $5,711,929         $3,197,501


                                          Year Ended
                                      December 31, 2000
                                      -----------------
     Changes in Net Assets:

       Contributions                      $3,775,439

       Net depreciation                     (949,398)

       Benefits paid to Participants        (311,613)
                                          -----------
                                          $2,514,428
                                          ==========

6. Plan Termination
   ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Number of Participants
   ----------------------

   There were 1,161 Participants in the Plan as of December 31,
   2000. The number of Participants investing in each of the Plan's funds as of that date is as follows. Participants may be included in more than one fund, as applicable.

     Marshall Money Market Fund                          126
     M&I Diversified Income Fund                         173
     M&I Growth Balanced Fund                            343
     M&I Diversified Stock Fund                          406
     Vanguard Index Trust 500 Portfolio Fund             961
     Managers Special Equity Fund                        583
     American Century 20th Century Internaitonal
         Growth Investment Fund                          538
     Modine Company Stock Fund                         1,156

8. Units and Unit Values

   The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the trustee, and unit values of net assets as of December 31, 2000 were:

                                                       Units    Unit Value
                                                       -----    ----------
   Marshall Money Market Fund                         315,770     $  1.00
   M&I Diversified Income Fund                         20,710       16.12
   M&I Growth Balanced Fund                            40,692       21.43
   M&I Diversified Stock Fund                          36,087       27.17
   Vanguard Index Trust 500 Portfolio Fund             34,503      121.86
   Managers Special Equity Fund                        20,782       76.80
   American Century 20th Century International        119,015       10.93
     Growth Investment Fund
   Modine Company Stock Fund                          295,820       22.47

9. Tax Status
   ----------

   The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code
   (IRC), and as such is not subject to Federal income taxes. A request will be initiated with the IRS for a tax determination letter for the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.Risks and Uncertainties
   -----------------------

   The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

11.Related Party Transactions
   --------------------------

   At December 31, 2000 and 1999, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley acts as the Plan Trustee, and Modine Manufacturing Company acts as the Plan Administrator. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

12.Reconciliation of Financial Statement to Form 5500
   --------------------------------------------------

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                      December 31, 2000   December 31, 1999
                                      -----------------   -----------------
   Net assets available for
     benefits per the financial
     statements                          $16,773,258          $9,752,429
   Amounts allocated to
     withdrawing Participants                     --              (6,520)
                                         -----------          ----------
   Net assets available for
     benefits per the Form 5500          $16,773,258          $9,745,909
                                         ===========          ==========

   The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                             Year Ended
                                                          December 31, 2000
                                                          -----------------
   Benefits paid to Participants per the
     financial statements                                      $949,055
   Less:  Amounts allocated to withdrawing
     Participants at December 31, 1999                           (6,520)
                                                               --------
   Benefits paid to Participants per the Form 5500             $942,535
                                                               ========

   --------------------------------------------------

   Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

13.Subsequent Event
   ----------------

   The Plan was amended to reduce the Company's matching contributions from 75% of a participating employee's payroll deductions of up to 10% of the employee's compensation, to 50% of such payroll deductions of up to 6% of the employee's compensation effective January 1, 2001.

   The Plan was amended and applicable to employees with an employment commencement date after December 31, 2000. Employees with an employment commencement date prior to December 31, 2000 shall be fully vested in the Company's contributions. Employees with an employment commencement date subsequent to December 31, 2000 will vest in the Company's contribution after three years of service. A year of service is defined as 1,000 or more hours of service.

                     SUPPLEMENTAL SCHEDULES


                          MODINE 401(K) RETIREMENT PLAN
                             FOR SALARIED EMPLOYEES
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                              at December 31, 2000
                                 --------------



(a)           (b)                             (c)                        (d)          (e)
                              ---------------------------------------
                                 Description of
                              investment including
       Identity of issue,     maturity date, rate
       borrower, lessor       of interest, collateral,      Shares                    Current
       or similar party       par or maturity value        or units        Cost        Value
----   --------------------   --------------------------   ---------   -----------   ---------
*      Marshall Funds, Inc.   Marshall Money Market Fund   315,770     $  315,770    $  315,770
                              (interest bearing cash)

*     Marshall & Ilsley       Diversified Income Fund       20,710        313,630       333,803
      Trust Company           Growth Balanced Fund          40,692        829,206       872,243
                              Diversified Stock Fund        36,087        949,065       980,318

      The Vanguard Group      Vanguard Index Trust 500      34,503      4,390,747     4,204,485
                              Portfolio Fund

      The Managers            Special Equity Fund           20,782      1,734,136     1,596,045
      Funds, L.P.

      American Century        Twentieth Century            119,015      1,470,939     1,300,829
      World Mutual Funds,     International Growth Fund
      Inc.

*     Modine Manufacturing    Common Stock and Marshall    295,820      8,167,106     6,648,384
      Company                 Money Market Fund


*     Participant Loans       9.00 - 10.50% interest                                    209,355
                              rate, various maturity
                              dates


   * Represents party in interest to the Plan.




                          MODINE 401(K) RETIREMENT PLAN
                             FOR SALARIED EMPLOYEES

            Schedule H, Line 4j - Schedule of Reportable Transactions
                      for the year ended December 31, 2000



                   (a)                   (b)                (c)            (d)         (g)            (h)         (i)
                                     Description                                                    Current
                                      of Asset                                                       Value        Net
                                  (include interest                                               of Asset on    Gain
                Identity of       rate and maturity                      Selling       Cost       Transaction     or
               Party Involved     in case of a loan   Purchase Price      Price      of Asset         Date      (Loss)
               ----------------   -----------------   ----------------   -------   -----------   ------------   ------
Purchases of
  investments:
               American Century   Twentieth Century   $1,089,043 (99)              $1,089,043     1,089,043     $  --
               World Mutual       International
               Funds, Inc.        Growth Fund

               Marshall & Ilsley  Growth Balanced        497,467 (33)                 497,467       497,467        --
               Trust Company      Fund
                                  Diversified            603,237 (61)                 603,237       603,237        --
                                  Stock Fund

               The Managers       Managers Special     1,374,777 (107               1,374,777     1,374,777        --
               Fund, LP           Equity Fund


               The Vanguard       Vanguard Index       2,517,053 (81)               2,517,053     2,517,053        --
               Group              Trust 500
                                  Portfolio Fund

               Modine             Common Stock and     4,662,520 (79)               4,662,520     4,662,520        --
               Manufacturing      Marshall Money
               Company            Market Fund



(A) Columns E and F, Lease rental and Expense incurred with transactions respectively, are omitted, as they are not applicable.

(B) The figures in parentheses indicate the number of transactions in total series. A single transaction is reported as part of a series of transactions, whenever possible.


EXHIBITS TO ANNUAL REPORT ON FORM 11-K


The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number   Description
-------  -----------

  4      Modine 401(k) Retirement Plan for Salaried Employees
         (Incorporated by reference to Exhibits 99(a) and (b) to the companies filing of Form S-8 dated October 26, 1998 and October 20, 2000).

  23     Consent of Independent Accountants, filed herewith.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              MODINE 401(K) RETIREMENT PLAN
                              FOR SALARIED EMPLOYEES


June 25, 2001                 DAVE B. SPIEWAK
                              -------------------------------------
                              Committee Member - Dave B. Spiewak



                              ROGER L. HETRICK
                              -------------------------------------
                              Committee Member - Roger L. Hetrick



                              DEAN R. ZAKOS
                              -------------------------------------
                              Committee Member - Dean R. Zakos